# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Blaize Holdings, Inc., CIK 0001871638
CUSIP: 092915107
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California (CA), 95762
Date of event which requires filing of this statement: 01/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001021944

## Reporting persons
- Temasek Holdings (Private) Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 6,353,023; sole dispositive power 0; shared dispositive power 6,353,023; aggregate amount beneficially owned 6,353,023 (6.3% of the class)
  Comment: Based on 101,588,967 shares of common stock of Blaize Holdings, Inc. (the "Issuer") outstanding following the Transactions (as defined in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "Commission") on January 17, 2025 (the "January 2025 Form 8-K")) as set forth in the January 2025 Form 8-K.
- Tembusu Capital Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 6,353,023; sole dispositive power 0; shared dispositive power 6,353,023; aggregate amount beneficially owned 6,353,023 (6.3% of the class)
  Comment: Based on 101,588,967 shares of the Issuer's common stock outstanding following the Transactions as set forth in the January 2025 Form 8-K.
- Thomson Capital Pte. Ltd.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 6,353,023; sole dispositive power 0; shared dispositive power 6,353,023; aggregate amount beneficially owned 6,353,023 (6.3% of the class)
  Comment: Based on 101,588,967 shares of the Issuer's common stock outstanding following the Transactions as set forth in the January 2025 Form 8-K.
- Anderson Investments Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 6,353,023; sole dispositive power 0; shared dispositive power 6,353,023; aggregate amount beneficially owned 6,353,023 (6.3% of the class)
  Comment: Based on 101,588,967 shares of the Issuer's common stock outstanding following the Transactions as set forth in the January 2025 Form 8-K.

## Item 1. Issuer
Name of issuer: Blaize Holdings, Inc.
Address of issuer's principal executive offices: 4659 Golden Foothill Parkway, Suite 206, El Dorado Hills, California 95762

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by:
Temasek Holdings (Private) Limited ("Temasek");
Tembusu Capital Pte. Ltd. ("Tembusu");
Thomson Capital Pte. Ltd. ("Thomson"); and
Anderson Investments Pte. Ltd. ("Anderson", and, together with Temasek, Tembusu and Thomson, the "Reporting Persons")

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1 hereto.
Address of principal business office or, if none, residence:
Each of the Reporting Persons:
60B Orchard Road
#06-18
The Atrium@Orchard
Singapore 238891.
Citizenship: Each of the Reporting Persons: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Anderson directly owns 6,353,023 shares of the Issuer's common stock.

Anderson is a wholly-owned subsidiary of Thomson, which in turn is a wholly-owned subsidiary of Tembusu, which in turn is a wholly-owned subsidiary of Temasek. Temasek, Tembusu and Thomson, through the ownership described herein, may be deemed to beneficially own the shares of the Issuer's common stock directly owned by Anderson.
Percent of class:
Temasek, Tembusu, Thomson and Anderson: 6.3%

The percentage above is based on 101,588,967 shares of the Issuer's common stock outstanding following the Transactions as set forth in the January 2025 Form 8-K.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
6,353,023

With respect to shared power to vote or to direct the vote of the shares of the Issuer's common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
6,353,023

With respect to shared power to dispose or to direct the diposition of the shares of the Issuer's common stock, please see Item 4(a) above regarding qualifications as to beneficial ownership.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Temasek Holdings (Private) Limited: /s/ Jason Norman Lee, Jason Norman Lee, Authorised Signatory (01/21/2025)
- Tembusu Capital Pte. Ltd.: /s/ Gregory Tan, Gregory Tan, Director (01/21/2025)
- Thomson Capital Pte. Ltd.: /s/ Poy Weng Chuen, Poy Weng Chuen, Director (01/21/2025)
- Anderson Investments Pte. Ltd.: /s/ Poy Weng Chuen, Poy Weng Chuen, Director (01/21/2025)